December 11, 2009
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance, Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zix Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 4, 2009 Forms 8-K filed October 29, 2009, July 30, 2009, and April 29, 2009 File No. 001-17995
     Dear Ms. Collins:
     This letter sets forth the responses of Zix Corporation (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 25, 2009 (the “Comment Letter”). As requested by the Staff, the Company will address the Staff’s comments in this response letter and on an ongoing basis in our future annual, quarterly and current reports and in our next proxy statement. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth our response below such comment.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business, page 3
General
     SEC Comment:
1.	We note from the results of operations discussion on page 27 that the 11% decrease in your e-Prescribing revenues in fiscal year 2008 as compared to fiscal year 2007 was largely due to reaching an upper-invoicing limit associated with transaction fees for a single payor contract. In addition, you state that you have sponsorship arrangements with seven health care plan payors, including two large national payors. Please tell us whether your e-Prescribing segment is substantially dependent on one or more such customers and what consideration you gave to discussing any such dependence in the business section. See Item 101(c)(1)(vii) of Regulation S-K.
Company Response:
Our e-Prescribing segment is not substantially dependent on one or a small number of customers and therefore was not discussed in the business section. In making this determination we considered that although we rely on payors to create the new base of prescribers by providing prescriber lists and sponsoring the first year of e-Prescribing service and initial set-up, the ultimate success of the e-Prescribing segment is in recruiting individual prescribers and renewing their service agreements in the second and subsequent years. In some cases, the payor may decide to continue the funding, either in whole or in part, of the individual physician’s subscription fee; however, we rely on our over 3,000 active physicians who use the service and renew the service on an annual basis. If ZixCorp is not successful in retaining the payor as a renewal sponsor, then the Company attempts to contract directly with the physician, further mitigating the dependence on a particular health plan. None of the physicians are material, individually. The health care payors provide an opportunity for us to recruit potential subscribers to the service by paying for the first year, but ultimately, we must be successful in retaining these prescribers beyond the first year.
     SEC Comment:
2.	Several of your risk factor subcaptions fail to adequately describe the nature of the risk posed to your operations by the condition of uncertainty discussed in the related risk factor. As examples, we note the following subcaptions on page 14:
•	“Public key cryptography technology is subject to risks”;

•	“We depend on Key personnel”;

•	“We rely on third parties”; and

•	“We could be affected by government regulation.”
Please confirm that in future filings each risk factor subcaption will adequately describe the risk. See Item 503(c) of Regulation S-K.
Company Response:
In future filings, we will adequately describe the nature of the risk to our business in each risk factor subcaption consistent with the requirements of Item 503(c) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 22
SEC Comment:
3.	We note your disclosure on page 3 that both your Email Encryption and e-Prescribing services are offered on a subscription basis, and that you also provide related advisory, installation, customization and training services to your customers. In your response, please tell us whether the fees from these related services are material. See Item 303(a) of Regulation S-K.
Company Response:
Fees associated with these services are not considered material. For example, 2008 revenue related to these services, where they were performed on a stand alone basis, was approximately $150,000. In most cases the delivery of the services requires no additional fees beyond the subscription fees. Because these services are not a significant component of revenue, for future filings we will consider removing this from the disclosure to avoid confusion.
Item 8. Financial Statements and Supplementary Data
Note 2. Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-8
SEC Comment:
4.	We note your discussion of multiple element arrangements on page F-9 and your reference to the residual method of accounting. We also note from the disclosures in your December 31, 2007 Form 10-K that your e-Prescribing service arrangements include both hardware and service deliverables, however, due to the lack of VSOE, these elements are combined into a single unit of accounting and recognized as service revenue ratably over the longer of the subscription term or expected renewal period. Please clarify whether your e-Prescribing arrangements are the only multiple-element arrangements to which you apply the guidance in EITF 00-21 or tell us what other arrangements have multiple deliverables. With regards to the e-Prescribing arrangements, please clarify whether you apply the residual method to these arrangements. To the extent that you are unable to apply the residual method due to lack of VSOE, please describe further each of the elements in these arrangements, and explain further why you believe you are unable to establish VSOE for the undelivered element(s) pursuant to the guidance in paragraph 16 of EITF 00-21. Also, tell us the amount of hardware revenues included in total revenues for each period presented.
Company Response:
e-Prescribing arrangements are the only multiple-element arrangements to which we apply the guidance in EITF 00-21. However, due to lack of VSOE, we do not apply the residual method to e-Prescribing multiple-element arrangements. The Company does not typically sell hardware, installation, or training on a stand alone basis and has not been able to establish VSOE due to the wide range of pricing for the initial deployments, which include hardware, installation, training, and the first year of service. Deployment fees vary due primarily to volume but also due to other variables such as transaction fees that provide additional sources of revenue and offset lower first year deployment fees. As a result, the initial deployment pricing has ranged from a high of $2,000 per deployment (list price) to a low of $250 per deployment in 2007 and $333 per deployment in 2008. Based on the fact that we are unable to establish VSOE on any of the elements, we do not use the residual method. We will further clarify this in our revenue recognition policy on a prospective basis in future filings.
Topic 13 (SAB 101 and 104), Section 3c, question 3 addresses the question as to whether all elements must be delivered in an EITF 00-21 multiple element arrangement before revenue recognition may occur. In the example where equipment is delivered, and installation is essential to the functionality of the product, revenue recognition cannot occur until the installation takes place. With the PocketScript product, the services element, which includes access to the PocketScript database, is also essential to the functionality of the product, without which a deployed device has no value. Deployment is therefore tied to the service period. Per Topic 13 Section 1, Paragraph 1, if services are rendered continuously over time, revenue may be recognized as earned with the passage of time.
Because we are not able to establish VSOE on e-Prescribing arrangements, we cannot establish hardware, installation or training revenue on a stand alone basis.
SEC Comment:
5.	Your disclosures on page 10 indicate that payments made under the payor-sponsorship business model are in the form of guaranteed payments from the healthcare payor or contingent payments that are based on contractually specified performance metrics. Please explain further the performance metrics that must be met before payment is received and tell us what impact these metrics have on your recognize revenue policy for the company’s e-Prescribing services.

Company Response:
Performance metrics represent measurement criteria above and beyond the normal requirements of delivering the e-Prescribing service. For example, in one arrangement, we received 75 percent of the fee from the health care payor upon the deployment of the service and the remaining 25 percent when the prescribers reached 100 prescriptions written using our e-Prescribing service (generally occurs within the first six months of service start date). The majority of e-Prescribing arrangements do not include performance metrics. In 2008, revenue associated with performance metrics was approximately $413,000.
In situations where payment is held or received but unearned until the performance metric is met, we defer revenue recognition associated with the unpaid portion until the performance metric is met. Once met, revenue is spread over the term of the subscription with the revenue associated with the expired term recorded in the period the metric is achieved and the remaining revenue deferred and spread over the remaining term of the subscription.
Note 6. Receivables, net
SEC Comment:
6.	We note that the company nets the unpaid portion of deferred revenue against gross accounts receivable in your consolidated balance sheets. Tell us how you determined that it was appropriate to net the deferred revenue with related accounts receivable and please provide the authoritative guidance you relied upon when making this determination.
Company Response:
We generally invoice customers for a full year up front on one year and multi-year subscriptions. In multi-year arrangements, we invoice the subsequent years on the anniversary dates of the subscription start date.
Because payment has not yet been received and we have not yet provided the services, neither party has fulfilled the obligations of the contract, so it is our accounting policy to treat these contracts as executory. Accordingly, we believe it would be inappropriate to “gross-up” our balance sheet, and we do not record an asset or liability related to these executory contracts.
For internal purposes we track accounts receivable related to these executory contracts to assist us in managing the backlog of unfilled orders and to assist in collection of unpaid invoices. For future filings we will consider deleting references to gross accounts receivable in the footnotes to the consolidated financial statements and disclose only the accounts receivable net of allowance for returns and doubtful accounts.
Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A filed April 21, 2009)
Compensation Philosophy and Objective, page 20
SEC Comment:
7.	You state here that “In 2008, our entire Board of Directors fulfilled the major responsibilities of the Compensation Committee and made all significant decisions pertaining to the base salary, variable compensation and stock option grants payable or awarded to our named executive officers...” Elsewhere in the Proxy Statement you state unequivocally that “[d]uring fiscal year 2008, the Compensation Committee was comprised of four independent directors...” Please explain.
Company Response:
As described in the Charter of the Compensation Committee of the Board of Directors of the Company, one of the responsibilities of the Compensation Committee is to recommend to the Board of Directors for its determination, fair compensation for the Company’s CEO and other executive officers. Therefore, the Compensation Committee generates compensation recommendations for evaluation by the Board of Directors. The Board of Directors then makes final compensation determinations after its assessment of the Compensation Committee’s recommendation.

We undertake to revise the relevant disclosure in future filings to read as follows:

“In 20XX, our entire Board of Directors made all significant final compensation decisions regarding our named executive officers based on the recommendation of the Compensation Committee, including those pertaining to the base salary, variable compensation and stock option grants.”
SEC Comment:
8.	You state here and on page 21 that none of the named executive officers received any increases in base salary compensation from 2005 to 2008; however, the summary compensation table reflects increases in base salary for Mr. Morgan and Mr. Wilson in certain of those years. Please advise.

Company Response:
The statements regarding increases in base salary compensation relate to merit increases. The executive officers have not received merit increases from 2005 — 2008. Mr. Morgan’s base salary is $220,000 Canadian and has not changed since 2004. However, in our filings all compensation is expressed in USD so the currency exchange rate has driven the apparent fluctuations. In Mr. Wilson’s case, he received two promotions from 2005 to 2008 which led to different compensation levels. For example, in November of 2006 he was promoted from VP Accounting and Corporate Controller to Acting CFO & Treasurer.
In future filings we will undertake to clarify that the salary fluctuations are driven by promotions or currency exchange rates, not due to merit increases.
Executive Officer Variable Compensation, page 21
SEC Comment:
9.	We note that you have provided information concerning your variable compensation and stock option awards on an aggregated basis except for information relating to your chief executive officer. For instance, you have provided the target amount of variable compensation potentially payable to each of your named executive officers, other than the chief executive officer, on an aggregated basis. In some cases, the compensation disclosure regarding named executive officers, other than the chief executive officer, is aggregated with executives who are not the named executive officers, as in the Summary of Company Refresher Program Option Awards table on page 25. In future filings, please ensure that the compensation discussion and analysis addresses compensation for each named executive officer on an individualized basis. Note that this comment also applies to your discussion of how base salary for each of the named executive officers is determined.
Company Response:
In future filings, we will address compensation for each named executive officer on an individualized basis in our “compensation discussion and analysis” disclosures.
Item 13 — Certain Relationships and Related Transactions (Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A filed April 21, 2009)
Certain Relationships and Related Transactions, page 45

SEC Comment:
10.	We note the discussion regarding your policies with respect to transactions with related persons. We specifically note your statement that your policy “regarding the approval of any proposed transaction between us and a ‘related person’ required to be reported under SEC Rule Regulation S-K, Item 404(a) is that such transaction would be subject to the review and approval of a majority of the disinterested director members of our Board of Directors.” It does not appear that you have described the material features of your policies, such as the types of transactions covered by your policies or the standards to be applied in determining whether a transaction constitutes a reportable related party transaction pursuant to Item 404(a) of Regulation S-K. Please refer to Item 404(b)(1)(i) and (ii) of Regulation S-K and advise.
Company Response:
In future filings, we will expand our discussion regarding our process for reviewing proposed transactions between the Company and a “related person.”

We undertake to revise our related disclosure in future filings to read substantially as follows:
“Our Audit Committee Charter provides that the Audit Committee shall review and address conflicts of interest of directors and officers. Unless otherwise approved by another independent body of the Board of Directors in accordance with Nasdaq Marketplace Rule 4350(h), the Audit Committee shall review, discuss with management and, if deemed advisable, the Company’s independent auditor and must approve any transactions or courses of dealing with related parties. “Transactions or courses of dealing with related parties” shall include all transactions required to be disclosed under Item 404 of Regulation S-K.
Further, Our Board of Directors Procedures and Corporate Governance Overview provides that if there is a proposed transaction between the Company and a “related person” that is required to be publicly reported under SEC Regulation S-K, Item 404(a), the following procedures shall apply:
•	such transaction shall be reviewed and approved by a majority of the disinterested director members of the Company’s Board of Directors;

•	the director that is the “related person” in the transaction shall be permitted to provide information to the Board relating to the transaction in question, either verbally or in writing;

•	the disinterested directors shall be afforded an opportunity to meet and discuss the transaction in question in executive session (i.e., without the presence of the “related person” director); and

•	the director that is the “related person” in the transaction shall refrain from voting on the matter.”
Forms 8-K filed October 29, 2009, July 30, 2009, and April 29, 2009
SEC Comment:
11.	We believe the non-GAAP operating statement columnar format appearing in your Forms 8-K filed on October 29, 2009, July 30, 2009 and April 29, 2009 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under an other comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K, Regulation G, and Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.
Company Response:
We believe that each of the non-GAAP financial measures provide useful information to our investors and a more complete picture of the Company’s financial performance. The columnar presentation provides the following benefits for our investors:
•	aids understanding and transparency by clearly relating the non-GAAP measures to the specific categories of the income statement;

•	limits misunderstanding by clearly labeling the non-GAAP and GAAP measures and prominently displaying the GAAP measures first; and

•	enhances comparability by displaying the non-GAAP measures in close proximity to the GAAP measures.
In our view, the columnar format provides a concise and logical summarization of the non-GAAP measures and clearly displays how the non-GAAP measures relate to GAAP measures. However, we respectfully understand the Staff’s concern that a columnar presentation may also be misleading to some investors. To ensure our investors understand non-GAAP measures, we will re-evaluate our disclosure and prospectively make appropriate changes to our presentation in order to comply with the Staff’s guidance on this matter.
The Company acknowledges the following:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * * *
          We hope that the foregoing addresses the Commission’s comments. Please call our Chief Financial Officer, Susan K. Conner at (214) 370-2029, if you have any questions regarding the foregoing. Thank you.
Very truly yours,
Richard D. Spurr
President & CEO